- Sungold® signs Letter of Intent to launch Horsepower 8 World Pool Lottery in partnership with the
Chippewa Indians, owners of Chippewa Downs and
 Sky Dancer Casino. -

TORONTO, ON: June 20, 2007-SUNGOLD INTERNATIONAL HOLDINGS CORP. (“Sungold”) (OTCBB: SGIHF, Frankfurt: WKN 608164, Berlin)

Sungold International Holdings Corp. announced today that it has signed a Letter of Intent with the Chippewa Indians’ Sky Dancer Casino in Belcourt, North Dakota, initiating a joint venture agreement to market and launch the company’s proprietary Horsepower 8 World Pool Lottery on the Internet.

The Horsepower 8 World Pool Lottery is an Internet based lottery that will take place every weekend, and will be based on the results of live horse races from participating North American tracks. Horsepower 8 World Pool Lottery will offer players the opportunity to select the first place finisher in each of eight live horse races held at as many as eight different racetracks from anywhere in North America.

The first series of eight live races will take place on Saturday with the second on Sunday. If there is no grand prizewinner there will be a carryover to the next race date. It is expected that carryover pools will build to life changing payouts on a regular basis. The Horsepower 8 World Pool Lottery will also reward lottery players with supplementary payouts on both days for picking five, six and seven correct.

Sky Dancer Casino is a Native American venue owned and managed by the Turtle Mountain Band of Chippewa Indians who also own Chippewa Downs in Belcourt, a racetrack that presently features live Thoroughbred, Quarter Horse and Paint Horse racing. Both the Casino and Racetrack offer a full menu of simulcast wagering on a year-round basis.

Larry Simpson, a Director of Sungold® stated, “Our proprietary Horsepower 8 World Pool Lottery combines the excitement of live racing content with a lottery platform. The eight live races can be viewed over simulcast networks, satellite television and on the Internet. The ability to watch live horse racing as a lottery determinant is a paradigm shift that will be welcomed by all. Horsepower 8 World Pool Lottery players will be able to purchase tickets online and at other locations including racetracks and casinos using our Internet based Horsepower 8 freestanding lottery kiosks. With the anticipated popularity and large payouts expected from our Horsepower 8 World Pool Lottery, every weekend could offer the excitement currently enjoyed on Triple Crown and Breeders’ Cup Days, but with greater frequency. We are extremely excited to have the ability to offer the thrill and pageantry of horse racing to the tens of millions of regular lottery players!”

About Sungold International Holdings Corp.:

Sungold® is in the business of developing entertainment and e-commerce business in Canada, USA and internationally. Sungold® has three 100% wholly owned subsidiaries: Horsepower Broadcasting Network (HBN) International Ltd., Racing Unified Network (R.U.N.) Inc. and SafeSpending Inc. Sungold® controls the technology, source codes, trademarks, patents, copyrights and the worldwide title, rights and interest in each of the wholly owned subsidiaries. Sungold® also holds a 50% interest in Silks Media Corporation which publishes ThoroughbredStyle Magazine. Sungold® is a fully reporting public corporation trading as SGIHF-OTCBB.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The statements in this press release that relate to the Company's expectations with regard to future impact on the Company's results from new products in development are forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such information may contain statements that involve risk and uncertainties and are subject to change, at any time. The Company's results may differ materially from expected results. Information on the factors which could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

For more information please contact:

McDerMedia, Inc., Public Relations
1-888-SUN-INTL
pr@sungoldintl.com